UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                  FORM 6K

       REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d -16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 1998

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
                           (Name of Registrant)

        251 Saulteaux Crescent, Winnipeg, Manitoba Canada   R3J 3C7
                 (Address of principal executive offices)


1.   Quarterly Report:   For Period Ending March 31, 1998








Indicate by check mark whether the Registrant files of will file annual reports under cover of Form 20-F of Form 40-F.
                         Form 20-F    X      Form 40-F ___

Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.          Yes ___   No    X

                                 SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1943 , the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

National Healthcare Manufacturing Corporation -- SEC No. 0-27998
                               (Registrant)

Date:      May 28, 1998          By:/s/M.Seyed Torabian
                                    _________________________________
                                    M. Seyed Torabian, Vice President/Director

                                  FORM 61

                             QUARTERLY REPORT


Incorporated as part of:    X    Schedule A
                    _____Schedules B & C


                              ISSUER DETAILS:

NAME OF ISSUER      National Healthcare Manufacturing Corporation
ISSUERS'S ADDRESS     251 Saulteaux Crescent, Winnipeg Manitoba, R3J 3C7
ISSUER TELEPHONE NUMBER    204-885-5555
CONTACT PERSON     Mr.  Mac Shahsavar
CONTACT'S POSITION     President / CEO
CONTACT TELEPHONE NUMBER    204-885-5555
FOR QUARTER ENDED     March 31, 1998
DATE OF REPORT       May 28, 1998

                                CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Mac                           Jamshidi                          Shahsavar"
1998/05/28
NAME OF DIRECTOR                             DATE SIGNED (YY/MM/DD)

"Seyed                           Morteza                          Torabian"
1998/05/28
NAME OF DIRECTOR                      DATE SIGNED (YY/MM/DD)

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION

                     CONSOLIDATED FINANCIAL STATEMENTS

                 FOR THE NINE MONTHS ENDED MARCH 31, 1998

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
                        CONSOLIDATED BALANCE SHEET
                              MARCH 31, 1998
              (with comparative balances as at March 31,1997)

                                                   1998               1997
ASSETS
CURRENT ASSETS
Cash and short-term investments         $6,007,439               $6,635,539
Accounts receivable                      2,624,934                1,601,811
Inventories ( Notes 4)                   6,184,474                1,924,771
Prepaid expenses                           762,637                   33,336

                                        15,579,484               10,195,457

INVESTMENTS                              4,081,487                  300,000

PROPERTY, PLANT AND EQUIPMENT
USED IN OPERATIONS (Notes 5)             8,765,983                7,611,908

ASSETS UNDER DEVELOPMENT (Notes 6)      10,650,346                9,195,351


                                       $39,077,299              $27,302,716

                   LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Cheques issued in excess of amounts on deposits  $674,794           $ 257,898
Accounts payable and accrued liabilities        1,707,447           1,138,497
Current portion of long-term debt (Note           664,134             280,000
Current portion of obligations
under capitol leases (Note 8)                   1,914,745           1,615,444


                                                4,961,120           3,291,839

LONG-TERM DEBT (Note 7)                        14,084,826           2,836,196
OBLIGATIONS UNDER CAPITOL LEASES (Note 8)       4,190,873           5,917,976
DEFERRED FOREIGN EXCHANGE GAIN                          -              59,911
LOANS PAYABLE TO SHAREHOLDERS
AND RELATED COMPANIES (Note 9)                    555,497             812,522

                                               23,792,316          12,918,444

SHAREHOLDERS'  EQUITY
Share capitol (Note 11)                        15,764,952           9,302,638
Warrants (Note 12)                             12,093,206          12,093,206
Deficit                                       (12,573,177)         (7,011,572)
                                               15,284,982          14,384,272

                                              $39,077,299         $27,302,716

 The accompanying notes are an integral part of these consolidated balance sheets.



               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
                   CONSOLIDATED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED MARCH 31,1998
    (with comparative balances for the nine months ended March 31,1997)


                                                   1998              1997
REVENUES
Sales (Note 14)                                 $6,749,773        $2,931,182
Other                                               76,488           223,649
                                                 6,826,261         3,136,831

COSTS AND EXPENSES
Cost of sales                                    3,691,838         1,431,595
depreciation and amortization
Of property, plant and equipment                 1,085,739         1,181,542
Interest on long-term debt                         381,923           316,679
Other                                               69,774            98,000
Selling, distribution and administrative         5,285,299         3,040,047

                                                10,514,572         6,067,863

LOSS  FROM OPERATIONS                           (3,688,311)       (2,931,032)

LOSS FROM INVESTEE                                (649,396)                -

NET LOSS                                       $(4,337,707)      $(2,931,032)

BASIC LOSS PER SHARE                                 $0.33             $0.27

WEIGHTED AVERAGE
COMMON SHARES OUTSTANDING                       13,259,472        10,877,339

     The accompanying notes are an integral part of these consolidated statements.
               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
              CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                   FOR NINE MONTHS ENDED MARCH 31, 1998
   (WITH COMPARATIVE BALANCES FOR THE NINE MONTHS ENDED MARCH 31, 1997)


                           CLASS A COMMON SHARES
                              SHARES     AMOUNT   PAID IN   DEFICIT  TOTAL
                                                  CAPITAL
BALANCES AT JUNE 30,1994           -        $-     $-          $-        $-
ISSUE OF SHARES FOR CASH      13,472 6,339,864      -           - 6,399,864
ISSUE OF SHARES FOR PROPERTY     350   350,000      -           -   350,000
SHARE SPLIT                7,884,468         -      -           -         -
ISSUE OF SHARES FOR CASH   1,680,000   136,000      -           -   136,000
NET LOSS                           -         -      -    (868,794  (868,794)

BALANCES AT JUNE 30,1995   9,578,290 6,826,664      -    (868,764)5,957,870
ISSUE OF SHARES FOR CASH   1,175,000 2,306,250      -          -  2,306,250
SHARE ISSUE COSTS                  -  455,563)      -            - 455,563)
NET LOSS                           -         -      -  (3,211,746)(3,211,746)

BALANCES AT JUNE 30, 1996 10,753,290 8,677,351      -  (4,080,540) 4,596,811

ISSUE OF SHARES FOR CASH      67,125   140,812      -            -   140,812
ISSUE OF SPECIAL WARRANTS
(NOTE 12)                          -         -12,315,000         - 12,315,000
WARRANT ISSUE COSTS                -         -(221,794)          -   (221,794)
EXERCISE OF WARRANTS
(NOTE 12)                    250,000   500,000      -            -    500,000
NET LOSS                           -         -      -  (4,248,043)(4,248,043)

BALANCES AT
JUNE 30, 1997     11,070,415  $9,318,163  $12,093,206 $(8,328,583)  $13,082,786

ISSUE OF SHARES FOR CASH   3,385,072 5,636,330      -            -  5,636,330
ISSUE OF SHARES FOR
PROPERTY                     225,000 1,552,500      -            -  1,552,500
EXERCISE OF WARRANTS
(NOTE 12)                  1,141,416   471,248      -            -    471,248
SHARE ISSUE COSTS                  - (1,213,288)    -            - (1,213,288)
NET LOSS                           -         -      -  (4,244,594)(4,244,594)

BALANCES AT
MARCH 31, 1998   15,821,903  $15,764,952  $ 12,093,206 $(12,573,177) $15,284,982


     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                                STATEMENTS.

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
          CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
                 FOR THE NINE MONTHS ENDED MARCH 31, 1998
   (with comparative balances for the nine months ended March  31,1997)

                                                     1998              1997
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
Net loss                                     ($4,337,707)     $(2,931,032)
Items not affecting cash
Depreciation and Amortization                   1,085,739         1,181,542
Loss from INVESTEE                                649,396                 -
                                              (2,602,572)       (1,749,490)
Net change in non-cash
Operating assets and liabilities
Accounts receivable                             (797,725)        (1,190,665
Inventories                                   (3,334,462)         (451,875)
Prepaid expenses                                (397,639)            40,472
Accounts payable and accrued liabilities          435,827            14,511
                                              (6,696,571)       (3,337,047)
INVESTING ACTIVITIES
Acquisition of property, plant and equipment  (2,934,844)         (709,773)
Net assets of businesses acquired                       -       (2,661,476)
Increase in Investments                       (4,240,080)         (300,000)

                                              (7,174,924)       (3,671,249)
FINANCING ACTIVITIES
Proceeds from (Repayment of)
Obligations under capitol leases              (1,117,919)       (1,117,321)
Proceeds from long-term debt                   11,481,634           947,112
Deferred foreign exchange gain                   (54,128)         (114,162)
Advances from shareholdersa
and related companies                         (1,416,155)            91,696

Net proceeds from issuance of
Class a common shares                           6,446,789           625,287
Net proceeds issuance of warrants                                12,093,206

                                               15,340,221        12,495,817
INCREASE (DECREASE) IN CASH                     1,468,726         5,487,521
CASH, beginning of period                       3,863,918           890,120
CASH, end of period                            $5,332,644        $6,377,641

REPRESENTED BY:
Cash and short-term investments                $6,007,439        $6,635,539
Bank Indebtedness                               (674,794)         (257,898)
                                               $5,332,644        $6,377,641

SUPPLEMENTAL DISCLOSURE OF
CASH FLOW INFORMATION
Cash paid for: Interest (net of amount capitalized$381,923         $316,679
Income Taxes                                            -                 -

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                              MARCH 31, 1998
             (WITH COMPARATIVE BALANCES AS AT MARCH 31, 1997)




1.   DESCRIPTION OF BUSINESS

     National Healthcare Manufacturing Corporation (The "COMPANY") was incorporated on August 23, 1993 under the Manitoba Corporations Act and registered as an extra Provincial Company in the Province of British Columbia on December 9, 1994. The Company is primarily engaged in the manufacturing, assembly and packaging of medical supplies for the Healthcare Industry. Its shares are traded on the Vancouver Stock Exchange. As of August 14, 1996, the shares of the Company were listed in the Small Cap board of NASDAQ Stock Market.

     These Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada and conform in all material respects with accounting principles generally accepted in the United States , except as described in Note 19. All amounts are stated in Canadian Dollars.


2.   BUSINESS CONSIDERATIONS

     The Company has incurred significant up-front costs to establish an automated plant for the assembly and packaging of medical supplies which management believes is necessary to establish a strong market presence as a new entrant to The Healthcare Industry. The Company's objective is to produce and distribute custom products to users of medical and surgical devices throughout North America. During fiscal 1997, the Company successfully obtained certification for distribution of products in the United States from the Food and Drug Administration. Management's plans for fiscal 1998 are to obtain ISO 9001 certification, develop electronic data interchange, undertake research and development to streamline operations and expand product lines, and evaluate the acquisition of business with existing distribution  networks  in order to consolidate  sales  and  marketing activities. The Company anticipates manufacturing products for National and Regional Distributing Companies and intends to sell directly to homecare providers across CANADA and the UNITED STATES. The long-term growth plan of the Company includes the targeting of additional markets. The Company expects that private/original equipment manufacturers' branding of products for other Manufacturers' and/or distributors will be handled directly by the Company. No formal agreements are in place at this time.

     The Company has incurred significant operating losses and business development costs to date and had a consolidated deficit from operations of $12,573,177 as at March 31,1998. the Company had positive working capital, primarily due to additional funds raised through two private placements (see Note 12). The Company's ability to continue as a going concern is dependent upon developing profitable operations and obtaining additional funds needed to finance these development activities .

     These  consolidated  financial statements have been  prepared  on  the going concern basis, Which assumes that the Company will realize its assets and discharge its liabilities in the normal course of operations.

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
      NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS  MARCH 31, 1998
             (WITH COMPARATIVE BALANCES AS AT MARCH 31, 1997)

3.   ACCOUNTING POLICIES

     Basis of consolidation
     These consolidated financial statements include the accounts of the Company and its wholly owed subsidiaries National Healthcare Manufacturing Corporation, U.S., National Care Products Ltd and Medi-Guard Inc. All significant intercompany transactions and balances have been eliminated upon consolidation. The Company accounts for its investments in non-controlled investees using the equity method


     Cash and Short-term Investments

     Cash   and  short-term  investments  consist  principally  of  deposit
     instruments which are   highly liquid and have original maturities  of
     90 days or less.


     Inventories

     Raw  materials  are valued at the lower of cost and replacement  cost.
     Finished  goods   are valued at the lower of cost and  net  realizable
     value. Cost is determined on the first in, first out basis.


     Property, plant and equipment Used in Operations

     Property, plant and equipment used in operations is recorded at cost less accumulated depreciation. Costs of additions, betterments, renewals and interest during development are capitalized. Depreciation is being provided for by the declining balance method at
     the   following annual rates:


Building, improvements and paving                4-8%
Furniture and fixtures                            20%
Computer equipment                             20-30%
Machinery and equipment                        20-30%
Equipment under capital lease                     30%

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                              MARCH 31, 1998
             (WITH COMPARATIVE BALANCES AS AT MARCH 31, 1997)


1.   SIGNIFICANT ACCOUNTING POLICIES (continued)


     Assets under Development

     Assets under development are recorded at cost. Cost includes all expenditures incurred in acquiring the asset and preparing it for use. Interest costs on related debt obligations are capitalized until the asset is substantially completed and ready for its intended and productive use.


     LEASES

     Leases entered into are classified as either capital or operating leases. Leases that transfer substantially all of the benefits and risks of ownership to the Company are accounting for as capital leases. At the time a capital lease is entered into, an asset is recorded together with a related long-term obligation. Equipment acquired under capital leases is being depreciated on the same basis as other fixed assets.

     Rental payments under operating leases are charged to expenses as incurred.

     DEFERRED FOREIGN EXCHANGE GAIN

     The deferred foreign exchange gain relates to the obligations under capital leases and is being amortized over the term of the respective leases.

     REVENUE RECOGNITION

     Sales revenues are recognized at the time of product shipment to distributors or customers.

     FOREIGN CURRENCY TRANSLATION

     Foreign currency translation are translated to Canadian dollars at the rate of exchange in effect on the dates they occur. Monetary assets and liabilities are subsequently adjusted to reflect the rate of Exchange in effect at the balance sheet date. Exchange gains and losses arising on translation of monetary assets and liabilities are included in income, expect for unrealized exchange gains and losses relating to the translation of the obligations under capital leases which are deferred and amortized over the remaining term of the leases.

     USE OF ESTIMATES

     The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from thoseestimates.

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                              MARCH 31, 1998
             (WITH COMPARATIVE BALANCES AS AT MARCH 31, 1997)

2.   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     LOSS PER SHARE

     Loss per share data has been computed by dividing net loss by the weighted average number of common shares outstanding during this year.


3.   INVENTORIES
                                                   1998                1997

Raw Materials                                $1,597,808           $ 878,647
Finished goods and samples                    4,586,666           1,046,124
                                            $6,184,474          $ 1,924,771




4.   PROPERTY, PLANT AND EQUIPMENT USED IN OPERATIONS

                                           1998                       1997
                                         Accumulated
                                 Cost    Depreciation     Net           Net
Land                            $585,395         $-    $585,395    $622,888
Building, improvements
And paving                     2,361,219    192,045   2,169,174   2,226,059
Furniture and fixtures           268,999     91,517     177,482     201,641
Computer equipment               330,069     78,310     251,759      70,508
Machinery and equipment        5,024,872  1,448,541   3,576,331   2,103,044
Leasehold Improvement             43,218     22,972      20,246           -
Paving                             9,400      1,451       7,949       8,613
Equipment under capital
Lease                          4,211,479  2,233,832   1,977,647   2,379,156
                              12,834,650 $4,068,668  $8,765,983  $7,611,908


For the period ending March 31, 1998, no interest was capitalized to the equipment under capital lease (1996-$nil).

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                              MARCH 31, 1998
             (WITH COMPARATIVE BALANCES AS AT MARCH 31, 1997)

5.   ASSETS UNDER DEVELOPMENT

                                                       1998           1997
Machinery and equipment in storage                  $408,562       $408,562
Equipment under capital lease (1194)               2,313,246      2,441,623
Equipment under capital lease (1194-001)           7,928,538     $6,345,166
                                                 $10,650,346   $9,195,351

     In fiscal 1997, the refundable deposit on equipment lease was applied against obligations under capital lease, in connection with the settlement as described in Note 9.

     During the period, interest of $318,359 (1997-$331,511) has been capitalized to the equipment under capital lease 1094-001.

6.   OPERATING BANK LOAN

     Hongkong Bank of Canada authorized $600,000 Operating Loan. This loan is repayable upon demand and bears interest at the rate of Hongkong Bank of Canada Prime plus 2%

     Collateral for this loan is listed below.


7.   LONG-TERM DEBT

                                                     1998           1997
Western Economic Diversification, term loan
matures December 1,1999, unsecured, non-interest
bearing, repayable in variable
quarterly payments commencing September 1, 1998      $1,804,835  $1,503,050

The Western Economic Diversification Term loan represents subordinated financial assistance to a maximum of $1,937,852, to assist in capital costs, marketing cost, and working capital requirements. Under the terms of the loan agreement, the
 Company has agreed to maintain equity of not less than $2,200,000 and to postpone the repayment of shareholder loan.


Province of Manitoba, term loan, bears interest at the rate
charged to Manitoba Crown Corporations for borrowing
amortized over a ten year period (currently 8%), secured by
a first fixed charge against land, buildings and equipment,
and a second charge over accounts receivable and inventories, repayable in six consecutive monthly instalments of $30,000
each commencing May, 1999 and consecutive monthly instalments
of 51,958 each thereafter, until fully repaid         2,174,126   1,613,146

The Province of Manitoba term loan is subject to certain conditions which include minimum capital expenditures of $5,000,000, equity contributions of $4,700,000, achievement of certain sales targets and a minimum level of new job creation. A maximum of 42 months' relief on interest has been granted to the Company, subject to thE

Company providing a certain number of new jobs per year. The agreement provides for the acceleration of interest and principal in the event the Company fails to provide a certain number of jobs per year. Under the terms of the loan agreement, the Company has agreed to postpone the repayment of shareholder loans and dividends.

U.S. $6,750.000 Convertible Notes Issued March 31, 1998. The
Convertible Notes bear interest of 6% annually and are convertible, upon approval by securities authorities, into Class A common shares of the company at a conversion price of 85% of the average closing bid price for the five trading days immediately preceding the conversion notice. The notes carry a maximum price of US $3.50 and
a rolling floor price of US                           9,562,050           -

Hongkong Bank term loans, due November 1, 2001, bear interest at the rate of the Hongkong Bank prime plus 2.0%-3%, repayable in 21 consecutive monthly payments of $12,727 commencing
April 1, 1997 followed by 15 consecutive monthly payments of
$12,192 followed by 15
consecutive monthly payments of
variable amounts plus interest.                        460,649            -

Business Development Bank of Canada term loans, due December
23, 2002, bear interest at the rate of 0.9%-3.5% above the
Business Development Bank of Canada operational interest rate and are repayable in 2 consecutive monthly principal payments of $3,250 plus interest commencing January 23, 1997followed
by 58 consecutive monthly principal payments of $4,285 plus
interest followed by 10 consecutive monthly principal payments of $3,450 plus interest.No dividends are to be paid until
the loan is repaid in full.                             247,300          -

Roynat Inc. subordinated debenture with detachable shares in
Medi Guard Inc. issued May 30, 1997. The subordinated debenture bears interest at 10% per annum payable monthly together with a
$12,500 administrative fee paid quarterly.  The detachable shares convert, on a fully diluted basis, into a 15% common equity interest in Medi Guard Inc. Subject to certain covenants, the Company has the option to repurchases 1.5% of the equity for  $40,000 for each
of 5 consecutive years commencing March 15, 1998.       500,000          -

The debenture is secured by a fixed and floating charge on all the assets of Medi Guard Inc., but subordinated to all current and
long term indebtedness of that company              14,748,960    3,116,196

Less: current portion                                 (664,134)          -

                                                  $14,084,826    $3,116,196

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                              MARCH 31, 1998
             (WITH COMPARATIVE BALANCES AS AT MARCH 31, 1997)

8.   LONG-TERM DEBT,
       The minimum aggregate principal repayments required under the terms of the long term debt agreements are as follows:
                              1998              $433,000
                              1999            $1,371,641
                              2000            $1,549,271
                              2001              $699,443
                              2002              $669,405
                              2003              $519,583

8.   OBLIGATIONS UNDER CAPITAL LEASES
     The Company leases specialized equipment under three capital leases. The leases are held in U.S. dollars in the name of National Healthcare Manufacturing Corporation, U.S. and are converted to Canadian dollars using the exchange rate as at March 31, 1998 as follows:


                      LEASE        LEASE       LEASE
                   1094-001     1094-002        1194          Total
1998             $1,160,304     $635,749    $693,077     $2,489,130
1999              1,160,304      635,749     115,513      1,911,566
2000              1,160,304      635,749           -      1,796,053
2001                676,844      476,812           -      1,153,656

Total minimum lease
payments          4,175,755    2,348,060     808,590      7,350,405

Less: amount representing
interest approximating
10.4% to 11.5%      763,309      454,875      26,603      1,244,787
                  3,394,446    1,929,185     781,988      6,105,618
Less: current
portion             811,850      436,421     666,475      1,914,745
                 $2,582,596   $1,492,764    $115,513     $4,190,873

Since fiscal 1995, the Company was in dispute with the original lessor in respect of capital leases 1094-001, 1094-002and 1194. The lessor did not recognize the validity of a settlement agreement signed in fiscal 1995. The Company believed that it had strong arguments to support the validity of the settlement agreement. As a result, certain adjustments were made in 1995 to the various equipment under capitol leases and the lease obligation based on the then interpretation of the settlement terms.

During fiscal 1997, the dispute was finally settled and the leases were assumed by a new lessor. The terms were similar to the 1995 settlement agreement except for the following:

I  )   The  refundable deposit on equipment paid by the Company was applied against the lease liability by the lessor.

II ) The implicit interest rate of the capital lease obligations was reduced as a result of the settlement.

Accordingly, the capital lease obligations, the respective equipment under capital leases and the refundable deposit on equipment were adjusted accordingly.

The above lease obligations reflect the new lease terms after settlement of the dispute with the lessor.

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                              MARCH 31, 1998
             (WITH COMPARATIVE BALANCES AS AT MARCH 31, 1997)

9.    LOANS PAYABLE TO SHAREHOLDERS AND DIRECT-RELATED COMPANIES

                                                   1998           1997
Loans payable, shareholders                       $555,497     $1,095,813
Loans payable (advances to), director-related
companies                                                -       (283,291)

                                                  $555,497       $812,522

The loans payable to shareholders and director-related companies are unsecured, non-interest bearing, with no fixed terms of repayment.

The terms of the government assistance agreement with Western Economic Diversification and Manitoba Development Corporation require that the Company obtain the consent of both the Minister of Western Economic Diversification and Manitoba Development Corporation prior to the repayment of shareholders' loans. The shareholders and director-related companies have agreed to not demand repayment within fiscal 1998; accordingly these loans have been classified as non-current.


10.  OPERATING EXPENSES

     The corporation subsidiary, Medi Guard Inc., has the following net operating lease commitments for space rentals and equipment.


          1998                                    $252,687
          1999                                    $252,687
          2000                                    $252,687
          2001                                    $252,687
          2002                                    $189,419
                                                $1,200,167


11.  SHARE CAPITAL
                                                       1998           1997
Common Shares Authorized
Unlimited         Class A common shares, voting

     Issued

     15,821,903, Class A common shares,
     Net of issue costs (1997-11,064,915)              $15,764,952  $9,302,638


Performance Shares

The Company has issued 1,180,000 performance shares at a price of $.01 per share which are currently held in Escrow pursuant to an Escrow Agreement dated June 29, 1995. The Escrow restrictions contained in the Escrow Agreement provide that the shares may not be traded in, dealt with in any manner whatsoever, or released, nor may the Company, its transfer agent or Escrow holder make any transfer or record any trading of the shares without the consent of the Superintendent of Brokers for British Columbia or, while the shares are listed on the Vancouver Stock Exchange, the consent of the Exchange. For each $.09 of cumulative cash flow generated by the Company from its operations, one performance share may be released from Escrow.

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                              MARCH 31, 1998
             (WITH COMPARATIVE BALANCES AS AT MARCH 31, 1997)

12.  SHARE CAPITAL(continued)

     Stock options

     The Company has issued options to certain directors and employees of the Company and its subsidiaries to purchase common shares of the Company, as follows:

                                             Date of Issuance
                                             1998                     1997
Options outstanding, beginning of year        1,367,654            987,829
Options                                               -            536,950
Options exercised                               (37,500)           (67,125)
Options canceled or expired                           -            (60,000)
Options outstanding, end of year              1,330,154          1,367,654

Exercise prices of options
Granted during the year                      $3.81-$6.13

Expiry date of options                       Aug 11, 2001 and
Granted during the year                      June 3, 2002

Certain restrictions and obligations have been placed upon certain management personnel with respect to the exercise of their stock options and the sale, transfer, assignment or other disposition of their stock options or shares issued to them upon exercise of their stock options, as a condition of the government assistance received from the Province of Manitoba.


13.  WARRANTS

The Company has issued various types of warrants, as follows:

Agent's Warrants

In connection with its initial public offering the Company issued to an agent non-transferable share purchase warrants entitling the agent to purchase up to 250,000 shares at any time up to the close of the business two years from the date the shares are listed, posted and called for trading on the Vancouver Stock Exchange, at a price of $2.00 per share in the first year and at a price of $2.30 per share in the second year. As at June 30, 1997, all agents warrants had been exercised.

Special Warrants

On June 26, 1996, the Board of Directors passed a resolution authorizing a private placement of up to 1,200,000 special warrants at a price of $3.00 per warrant. On July 31, 1996, a total of 905,000 special warrants were issued for gross proceeds of $2,715,000. The special Warrants were issued as a fully paid security and each special warrant is exercisable into one Class A common share and one transferable Class A share purchase warrant. Each Class A share purchase warrant entitles the holder to purchase one additional Class A share at the price of $3.50 per share. The warrants are exercisable at the earlier of eighteen months from the closing date or six months after the date of the last receipt for the prospectus.

The Company paid the agent commission equal to 7% of the aggregate proceeds and issued 75,416 broker's warrants which represent 8.3333% of the special warrants sold pursuant to the offering. Each broker's warrant is exercisable into one compensation warrant. Each compensation warrant entitles the broker to purchase one Class A share at a price of $3.00 per share.

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              MARCH 31, 1998
             (WITH COMPARATIVE BALANCES AS AT MARCH 31, 1997)

14.  WARRANTS (CONTINUED)

     Special Warrants (continued)

     On January 8, 1997, the Company closed a second private placement of 1,600,000 special warrants at a price of $6.00 per special warrant. Each special warrant entitled the holder, upon exercise , to acquire one unit consisting of one Class A share and one-half of one non-transferable share purchase warrant. Each whole warrant entitled the holder to purchase one additional Class A share at a price of $7.00 per share. Because receipts for the prospectus filed by the Company to qualify the units were not obtained from all relevant regulatory authorities within 120 days from the date of closing the private placement, each unit now consists of one Class A share and one (rather than half) non-transferable share purchase warrant. The Company raised gross proceeds of $9,600,000 from this private placement and incurred a commission of 8% of gross proceeds which was paid by the issuance of 128,000 special warrants at a deemed price of $6.00 per special warrant.

     All of the above special warrants and brokers's warrants were outstanding at March 31, 1998.

15.  INCOME TAXES

     The Company has non-capital losses carried forward of approximately $10,990,000 (1996-$4,883,000)which can be utilized to reduce the taxable income of future years. The Company is also entitled to tax credits of approximately $244,000 (1996-$227,000) which are creditable against provincial income taxes.

     The benefits relating to the losses and the tax credits have not been recognized in the financial statements and the losses expire as follows:

                                   2002       $     1,887,000
                                   2003       $     2,996,000
                                   2004       $     6,006,000
                                   2012       $       101,000

                                                $  10,990,000

     the tax credits available to the Company begin to expire in 2002.


16.  SEGMENTED INFORMATION

     The Company operates primarily in, and derives revenue from, the
     automated packaging and sale of     surgical and custom procedure
     trays and liquid products for the healthcare industry segment.

     A significant portion of the Company's sales during the year were to customers in a foreign country:

                                                  1998                1997

Sales to customers outside Canada               $4,782,672         $995,781
Sales to customers within Canada                 1,967,101        1,917,400
                                                $6,749,773       $2,913,181

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                              MARCH 31, 1998
             (WITH COMPARATIVE BALANCES AS AT MARCH 31, 1997)



17.  RELATED PARTY TRANSACTIONS

     The President and Chief Executive Officer of the Company also serves as President and chief Executive Officer of another company which has granted National Healthcare Manufacturing Corporation rights to certain technology under a licensing agreement made under similar terms and conditions as transactions with related entities. The license agreement, dated May 30, 1995, is for an initial term of ten years with provisions for renewal for consecutive ten year terms thereafter. National Healthcare Manufacturing Corporation has agreed to purchase all automated machinery from this related company, subject to the terms of a twenty year agreement between the related company and a manufacturer the exclusive right to manufacture all machinery and equipment which incorporates the said technology, and the related company has agreed to purchase products only from the manufacturer.
     The related party has agreed to sell machinery and equipment to National Healthcare Manufacturing Corporation at its cost. During the quarter, the Company paid $nil (1997-$666,722) for such machinery and equipment.

     The above transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.


18.  BUSINESS ACQUISITIONS

     ACQUISITION OF MEDI GUARD INC.

     Effective November 1, 1997, the Company acquired all of the issued and outstanding shares of Medi Guard Inc.

     The results of operations have been included in the accounts of the Company from the effective date of acquisition. Pro-formula results of operations have not been presented for the full year as it would not be materially different from the 1997 results of operations.


19.  COMPARATIVE FIGURES

       Certain of the prior years figures have been reclassified to conform to the current year's presentation.


20.  SUBSEQUENT EVENTS

     ACQUISITION OF Budva International L.L.C.

     Effective April 15, 1998, The Company entered into an agreement to acquired 100% of Budva International L.L.C., a leading manufacturer of disposable plastic products for the healthcare industry. The Company paid three times the net annualized earnings as well as assuming bank debt and outstanding loans aggregating U.S.$1,085,000. The purchase price is to be paid by the Company issuing Class A common shares at a per share value equal to the average closing price for the five trading days preceding the anniversary of the closing date. The acquisition is subject to regulatory approval.

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                              MARCH 31, 1998
             (WITH COMPARATIVE BALANCES AS AT MARCH 31, 1997)

21.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP)

     The Company has applied for registration under the 1934 Act with the United States Securities and Exchange Commission. Effective July 31, 1996, the Company obtained formal approval for quotation of its securities on NASDAQ in the United States.

      A description of the Company's accounting principles which differ significantly from U.S. GAAP follows:

     Foreign Currency Translation

     Unrealized exchange gains and losses relating to the translation of the obligation under capital leases are deferred and amortized over the remaining term of the leases. Under U.S. GAAP, these exchange gains and losses would be recognized in income currently.

     Earnings Per Share

     Under U.S. GAAP, the Company would not include the 1,180,000 performance shares held in Escrow in the calculation of the weighted average number of shares used to determine earnings per share. The release of these performance shares will result in recognition of compensation expense under U.S. GAAP based on market value of the shares when released from Escrow.

     Deferred Taxes

     Under U.S. GAAP, deferred taxes are provided on all temporary differences. Temporary differences encompass timing differences and other events that create differences between the tax basis of an asset or liability and its reported amount in the financial statements. A deferred tax asset is recorded in a loss period and is reduced by a valuation allowance to the extent it is more likely than not that the deferred tax asset will not be realized. For U.S. GAAP purposes, a valuation allowance equal to the tax loss benefits referred to in Note 13 would be disclosed.

     Fair Value of Other Financial Instruments and Other Disclosures

     The carrying amount of the following instruments approximate fair value because of the short maturity of these instruments-cash, accounts receivable, accounts payable and accrued liabilities, and current portion of obligations under capital leases.

     The application of U.S. GAAP, as described above, would have had the following effects on net loss, loss per share and shareholders' equity.

                                                       1998           1997
Net   loss   as   reported                          $(4,337,707)  (2,931,032)
Deferred   foreign  exchange  gain  (loss)                    -     (144,162)
Net     loss-U.S.     GAAP                          $(4,337,707) $(3,075,194)

weighted  average  shares outstanding-U.S. GAAP      12,079,472    9,697,339

loss per        share-U.S.GAAP                           $(0.36)      $(0.32)

shareholders'   equity   as   reported              $15,284,982  $14,384,272
deferred  foreign  exchange  gain                             -       59,911

shareholders'    equity-U.S.   GAAP                 $15,284,982  $14,444,183

     Newly issued, but not yet adopted , U.S. accounting principles are not expected to have a material impact on these consolidated financial statements.

                                  FORM 61

                             QUARTERLY REPORT

Incorporated as part of: _____Schedule A
                         X   Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER      National Healthcare Manufacturing Corporation
ISSUERS'S ADDRESS     251 Saulteaux Crescent, Winnipeg Manitoba, R3J 3C7
ISSUER TELEPHONE NUMBER    204-885-5555
CONTACT PERSON     Mr.  Mac Shahsavar
CONTACT'S POSITION     President / CEO
CONTACT TELEPHONE NUMBER    204-885-5555
FOR QUARTER ENDED           March 31, 1998

DATE OF REPORT              May 28, 1998

                                CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Mac Jamshidi Shahsavar"                                     1998/05/28
NAME OF DIRECTOR                        DATE SIGNED (YY/MM/DD)

"Seyed Morteza Torabian"                                      1998/05/28
NAME OF DIRECTOR                        DATE SIGNED (YY/MM/DD)

                               SCHEDULE "B"




                         SUPPLEMENTARY INFORMATION

                               SCHEDULE "B"

SUPPLEMENTARY INFORMATION

1.   For the current fiscal year-to-date:

     Aggregate amount of expenditures made to parties not at arms length from Issuer is $312,300 in management salaries to March 31, 1998.

2.   Quarter in Review

     (a) Summary of securities issued during the quarter ended March 31, 1998.

                                   No. of shares            Amount (CDN$)
Authorized (common):               Unlimited # Class A
                                   Common shares

Issued & Outstanding:                   14,111,331          $22,742,213.30
Beginning of Period


Jan. 9, 1998 - Conversion of
convertible debenture into 639,955
Class "A"   Common shares by (European Fund
- 207,314 at US$2.4118/share
- 418,305 at US$2.3906/share
-     8,163 at US$2.45/share
-     6,173 at US$2.43/share
                                        639,955             *$2,116,458.00

Jan. 20, 1998 - Conversion of
convertible debenture into 60,615
Class "A" Common shares by (European Fund
-     3,891 at US$2.57/share
-   15,625 at US$2.56/share
-   13,755 at US$2.54/share
-   27,344 at US$2.56/share
                                          60,615            *$213,714.00

Jan. 20, 1998 - Exercise of
200,000  warrants (by brokered          200,000               $700,000.00
Private placement at $3.50Cdn/share)

Jan. 27, 1998 - Conversion of
convertible debenture into 9,158 Class      9,158             *$34,470.00
"A" Common shares by (European Fund -
9,158 at US$2.73/share)

Feb. 2, 1998 - Exercise of 35,000
warrants (by brokered                    35,000               $122,500.00
Private placement at $3.50Cdn/share)



Feb. 20, 1998 - Conversion of
convertible debenture into 4,785 Class      4,785             *$13,788.00
"A" Common shares by (European Fund -
4,785 at US$2.09/share)

Feb. 23, 1998 - Conversion of convertible
debenture into 672,269 Class               672,269          * $2,068,200.00
"A" Common shares by (European Fund -
672,269 at US$2.23125/share)

Mar. 20, 1998 - Conversion of
convertible debenture into 88,790 Class    88,790           * $275,760.00
"A" Common shares by (European Fund -
88,790 at US$2.2525/share)



End  of Period                          15,821,903          $28,011,343.30
                                        ==========          ==============

*Convertible Notes, issued to two European funds, are convertible into units consisting of Convertible Debentures and Warrants. The Convertible Debentures are convertible into shares of the Company's Common Stock at a conversion price equal to the lower of the average closing bid price of a share of Common Stock over the five consecutive trading days prior to (a) the October 1st closing date or (b) 85% of average closing price on conversion date. Unless earlier converted, the Convertible Debentures will be automatically converted into Common Stock on October 1, 1998. (Please see Company's Oct. 2/97 News Release for more information.) Although the US$5 million was received on the date of the agreement for reasons of clarity we have posted the amount received in Canadian dollars (exchange rate 1.3877) for each transaction.

3.   As at end of quarter (March 31, 1998):

(a)  Authorized Capital:                Unlimited # Class "A" Shares
     Shares Issued and Outstanding:          15,821,903

(b)  Summary of Options Outstanding:




Date of
Agreement      Option Type No. of Shares Exercise Price  Expiry Date

June 29, 1995  3 employees    159,500        $2.00     November 30, 2000
June 29, 1995  7 directors    625,829        $2.00     November 30, 2000
Sept.14, 1995  1 director      20,000        $2.00     November 30, 2000
Oct. 7, 1996   5 employees     33,125        $3.81     August 11, 2001
Oct. 7, 1996   4 directors    114,000        $3.81     August 11, 2001
June 3, 1997   4 directors     38,950        $6.13     June 3, 2002
June 3, 1997   31 employees   219,500        $6.13     June 3, 2002
                                _______
TOTAL                         1,210,904

                               SCHEDULE "C"


                           MANAGEMENT DISCUSSION

                           MANAGEMENT DISCUSSION


For  the  three  month  period ending March 31st, 1998 National  Healthcare
Manufacturing   Corporation  (NHMC),  is  pleased   to   report   continued
development and progress of the Corporation.

Our active third quarter for fiscal 1998 was highlighted by the following;

- signing of a long term agreement to establish and manage a "Hub & Spoke" distribution center for 5 Florida based hospitals
-    regulatory approval receiving for Medi Guard acquisition
-    signing  of  exclusive supply/purchase agreement with Simplex  Medical
     Systems
-    announcement of second quarter revenues

Hub & Spoke Distribution Agreement

The Company was pleased to announce its subsidiary National Healthcare Logistics (NHCL) signed its first long term agreement to establish and manage a "Hub & Spoke" distribution center for five Florida based hospitals including Sarasota Memorial and the Lee Memorial Healthcare System of Fort Myers. The Hub & Spoke logistics system will revolutionize supply chain management for US and Canadian hospitals. This Hub & Spoke center, the first of many, will be owned by the participating hospitals, and will account for over US$300 million (CDN$430 million) in purchases over the term of the agreement. This system replaces conventional distribution methods, and will lower the total cost for logistical support by as much as 15-20%. NHCL's President, Duane Jorgensen stated "as more hospitals are learning of the tremendous potential cost savings from our Hub & Spoke Program, they are moving away from the current high cost distribution systems to Hub & Spoke."

NHCL's Hub & Spoke system is revolutionary because it dedicates the distribution center to serve only those hospitals participating in the local alliance. The hospitals will gain additional benefit through the ability to replace hundreds of supply sources with one distribution entity and shift many other internal functions to the hub. The "Hub" is the dedicated distribution center and serves as the platform upon which "Spokes"may be formed by mutual consent of the participating hospitals. Each NHCL "Hub" is customized to meet specific local requirements.
Feasibility studies conducted by NHCL will allow each hospitals to determine the benefits to be gained from developing any particular "Spoke". The Spokes are common services that can be cost shared by the local alliance or integrated Delivery Network. Spokes can take cost savings beyond the 15-20% range mentioned above, and be a source of new revenue for the hospitals. According to Jorgensen, "many hospitals will prefer to outsource completely and will, therefore, contract with NHCL to assume the ownership, and accept the financial risk for the Hub."

Mac Shahsavar, President and CEO of National Healthcare said, " We are very excited about the potential of the Hub & Spoke Program. In addition to NHCL's fees for managing these centers, National Healthcare will benefit by establishing an immediate conduit to market its products and services directly to healthcare providers.

Regulatory Approval for Medi Guard Acquisition

NHMC received approval from the Vancouver Stock Exchange for the acquisition of Medi Guard Inc. of Oakville, Ontario, Canada's leading manufacturer of cellulose based disposable protective products for medical use. These products include examination gowns, drapes, table paper, bibs, towels, and aprons. The company also produces a line of single use products for airline in-flight services. In 1995 Medi Guard revenues were $770,000 and which increased to $2.8 million in 1996, with similar growth projected for 1997.

In consideration, the Company shall pay the greater of $400,000 or 1.5 times the annualized earnings of Medi-Guard (based on results of operations for the 11 months following the agreement). The consideration shall be paid in shares of the Company issued at the average closing price of the shares for the five trading days preceding November 24, 1998 and not to exceed 20% of the Company's shares outstanding. This is subject to Exchange acceptance at that time.

This acquisition of Medi Guard and the inclusion of their products in NHMC's custom procedure kits and trays enhances NHMC's vertical integration strategy. Also, NHMC's existing distribution channels in Canada, Europe & the United States will further assist in rapid growth of Medi Guard product sales.
 .
Supply/Purchase Agreement with Simplex Medical Systems

NHMC and Simplex Medical Systems Inc. (SMS) announced signing a long term supply/purchase agreement. NHMC's manufacturing facility in Antioch,
Illinois, will exclusively package, in one of its patented delivery systems, all of the buffer solution manufactured and used in SMS's unique HIV Diagnostic Test Kit. Production of the test kits using the new buffer will start April 1st, 1998. SMS will introduce the new test kits into its manufacturing, sales and marketing program immediately thereafter. In
addition,   NHMC  and  SMS  have  begun  negotiations  on  developing   and
manufacturing the next generation test kit which will incorporate the advanced packaging concepts of NHMC into a fully integrated, user friendly line of rapid, saliva-based point-of-use testing systems which SMS will distribute throughout its distribution network.

SMS is engaged in the development, manufacturing, acquisition and marketing of a variety of products in the medical and dental industry. All of SMS's products are manufactured in the United States in FDA registered facilities. Some of the Company's products are currently approved for sale in Venezuela, Spain, Costa Rica and other countries around the world. Ongoing registrations are in progress in China, Europe and India.

Darrell Van Dyke, Vice President of NHMC stated, "We are very pleased to have this relationship with the most innovative company in the HIV Diagnostic Test Kit marketplace. This agreement lends significant credibility to the use of our unique patented liquid/powder delivery systems in various venues of the medical industry."

Tom Glickman, Vice President of Marketing for SMS commented that, "This association with a proven innovator and leader in the medical packaging field will enable SMS to rapidly move forward to advance its R&D efforts to bring new and valuable diagnostic tools to the medical community."This agreement provides NHMC with an immediate presence in the ever growing $1 billion diagnostic kit industry.

Second Quarter Fiscal 1998 Results

NHMC announced results for the quarter ended December 31, 1997. Revenues for the six month period increased 160% to $4,316,442 from $1,661,585 reported for the comparable period last year. Revenues for the last three months were $2,470,739 an increase of 34% over the previous quarter.
Highlighting the quarter was the completion and implementation of the Company's state-of-the-art 3rd generation robotic technology used to produce various kits and trays for medical and surgical procedures.

Gross Profit for the six month period increased to $2,104,135, an increase of 254% over same period last year. The Company's gross profit rate also increased to 49% over the comparable period last year of 36%. This increase is attributed in large part to the introduction of automation, one which identifies with healthcare providers on-going concerns for cost effective supply alternatives. NHMC's unprecedented ability to package these medical devices quicker, more efficiently, accurately and cost effectively is providing the Company with a definitive edge in the industry. The Company anticipates reducing the manual labour component attributed to this production process by 80-90%.

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To  facilitate  its  internal  growth,  NHMC   intensified  its  sales  and
marketing efforts in the United States. An experienced group of dedicated US sales representatives specializing in the health care industry have generated tremendous exposure resulting in a significant increase in revenues. Significant effects of this sales team will be experienced over the next few quarters. NHMC will continue to grow both internally and through joint ventures and/or a strategic acquisition strategy.

NHMC's management and employees are genuinely committed to the Company's growth and success. This dedication combined with our shareholders loyalty and confidence has enhanced our ability to prosper. Thank you for your support. Please feel free to contact either Dexter or Alex in our Vancouver office with any comments you may have. We will continue to inform you of our progress.

Sincerely,

/S/M. Seyed Torabian

M. Seyed Torabian, P.Eng.
Executive Vice-President/Director